March 20, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:      Ms. Suzanne Hayes

Re:	Oncobiologics, Inc. Registration Statement on Form S-1 Filed March 10, 2017 File No. 333-216610

Acceleration Request

Requested Date:         Wednesday, March 22, 2017

Requested Time:        4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Oncobiologics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-216610) to become effective on March 22, 2017, at 4:00 P.M., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Yvan-Claude Pierre and Marianne Sarrazin of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

7 Clarke Drive, Cranbury, NJ 08512	(609) 619-3990

Very truly yours,

Oncobiologics, Inc.

By:	/s/ Lawrence A. Kenyon

Lawrence A. Kenyon
Chief Financial Officer

cc:	Pankaj Mohan, Ph.D., Oncobiologics, Inc.

Yvan-Claude Pierre, Cooley LLP

Marianne Sarrazin, Cooley LLP

Pia Kaur, Cooley LLP